KIDOZ INC.

Hansa Bank Building, Ground Floor, Landsome Road, The Valley AI 2640, Anguilla, British West Indies Ph: (888) 374 2163 Fax: +1 (604) 694 0301

October 21, 2021

Patrick Kuhn

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission

Washington, DC

United States of America

Dear Mr. Patrick Kuhn

Kidoz Inc. Form 10-K for fiscal year ended December 31, 2021

File No. 333-120120-01

In reference to your letter dated October 15, 2021, Kidoz Inc. is located in Anguilla, British West Indies, which is a tax-free jurisdiction, with operations in several countries. The taxation as reported for the year ended December 31, 2020, was an income tax recovery and as described in Note 14, of the financial statements for the year ended December 31, 2020, a subsidiary of Kidoz Inc., received the British Columbia Interactive Digital Media Tax Credit of CAD$73,828 ($55,243) (2019 - CAD$130,145 ($98,075)) from the British Columbia Provincial Government. This is a Canadian tax incentive scheme based on the salaries we pay to certain staff in Canada.  Since this has a bearing on our core operating performance, the Company included this recovery in its calculation of the adjusted EBITDA.

This incentive is no longer available to the Company. Therefore, in the fiscal 2021 Management's Discussion and Analysis of Financial Condition and Results of Operations, any taxes paid / recovered by Kidoz Inc.'s subsidiaries will be eliminated in the Adjusted EBITDA calculation and the Company will follow the regular definition of EBITDA.

As a result, in fiscal 2021, the Company will follow the regular definition of Adjusted EBITDA and considers that title of Adjusted EBITDA correctly describes our core operating performance. Therefore, no change in title of Adjusted EBITDA is required.

If you would like to discuss these matters further, please do not hesitate to contact me on 604-694-0300 or via email henry@kidoz.net

Thank you.

Yours Sincerely

/s/ H. W. Bromley

Henry Bromley

CFO